INTRAWARE ANNOUNCES FIRST QUARTER 2008 FINANCIAL RESULTS

ORINDA, Calif. - July 16, 2007 – Intraware, Inc. (Nasdaq:ITRA), the leading provider of on-demand digital asset and entitlement management solutions, today reported financial results for its first quarter ended May 31, 2007. During the first quarter of fiscal 2008, the company:

- Signed two new SubscribeNet® customers, including a developer of high-performance network applications for next-generation fixed, mobile and packet networks, and a technology leader in communications, electronics, life sciences and chemical analysis;
- Signed seven SubscribeNet contract renewals or extensions; and 11 professional services statements of work;
- Achieved $2.3 million in contract renewals, new services, and variable billings;
- Increased total annual contract value of its SubscribeNet customers by approximately $300,000, to $10.5 million;
- Extended its agreement with Hyperion Solutions Corp. beyond the end of fiscal year 2008;
- Added over 200,000 end users to the SubscribeNet Service, pushing total end user adoption over the 1.7 million mark; and
- Leveraged its marketing relationship with Digital River, Inc. to deliver an e-commerce solution to one of its long-time customers.

Total revenues for the first quarter of fiscal 2008 were $2.7 million, a decrease from the fourth quarter of fiscal 2007 revenues of $2.9 million. The decrease resulted primarily from an $89,000 credit recorded in the fourth quarter for a reduction in revenue reserves. First quarter fiscal year 2008 gross profit margins increased to 62% from the fourth quarter 2007 gross profit margins of 53% as a result of lower cost of revenues in the first quarter. The fourth quarter cost of revenues included higher compensation expense and redundant delivery costs as we transitioned third party service providers.

Net loss for the first quarter of fiscal 2008 was $(467,000), or $(0.08) per share, compared to a net loss of $(1.1) million, or $(0.18) per share, in the fourth quarter of 2007. These results included non-cash, stock-based compensation expense recognized in accordance with SFAS 123R totaling $233,000 in the first quarter of fiscal 2008, compared to $542,000 in the fourth quarter of fiscal 2007.

Peter Jackson, Chairman, Chief Executive Officer and President, said, "As the standard among digital asset delivery and management solutions, we are focused on growing our customer base each quarter, and investing in and expanding the capabilities of our best-in-class technologies. Our adoption rates continue to increase and we expect to achieve over 2 million end users on our SubscribeNet platform by fiscal year end."

"We achieved significant increases in both our total annual contract value and gross profit margins during the first quarter of fiscal year 2008, and our revenues and net loss during the period were both in line with our guidance, " said Wendy Nieto, Chief Financial Officer. "Looking ahead, we expect to see continued improvement on a year over year basis across key financial metrics, including revenue, gross profit margin, earnings and cash."

Operating Highlights

During the first quarter of fiscal 2008, Intraware continued its research and development investments in the ongoing improvement of its SubscribeNet service. In addition to the completion of customer specific enhancements, several system performance improvements and new feature requests were implemented. The company upgraded application server software, expanded memory capacity, improved database row caching logic, and optimized queries. New features deployed include additional web service APIs, mass upload of files, and extended bounced email handling.

The total annual contract value of the SubscribeNet customer base was $10.5 million at the end of the first quarter of fiscal 2008, a net increase of approximately $300,000 since the end of the prior quarter.

Intraware defines total annual contract value as, on any given date, the aggregate annual service fees paid or expected to be paid by Intraware's customers for services the company has contracted to provide during the then-current annual periods of the customers' respective contracts with the company. To be included in total annual contract value, service fees must be either contractually required to be paid, or expected to be paid, based on a minimum 12-month history of prior charges and payments that were not required by contractual minimums. Total annual contract value includes amounts that have been recognized as revenue as well as amounts that may be recognized as revenue in the future. Contract value is not necessarily indicative of current or future revenue in any given fiscal period.

Business Outlook

Intraware expects second quarter of fiscal year 2008 revenues to be between $2.8 million and $2.9 million. Excluding non-cash, stock-based compensation charges related to SFAS 123R, the company expects non-GAAP net loss in the second quarter of fiscal 2008 to range between $0 and $(200,000), or a non-GAAP net loss per share of between $(0.00) and $(0.02). The company believes that non-cash, stock-based compensation charges will be less than $200,000 in the second quarter of fiscal 2008, or $(0.03) per share, but cannot reliably estimate the specific amount of this charge without unreasonable efforts. The actual non-cash charge to earnings will vary due to the number of difficult-to-predict variables that impact the underlying calculation of this charge. Management believes that this non-GAAP earnings guidance provides useful information for investors regarding management's expectations for the second quarter and trends in Intraware's underlying business.

Furthermore, the company expects to be cash flow positive in the second quarter of fiscal 2008 and beyond.

Conference Call and Web Cast Information

Management will host the quarterly conference call to discuss the financial and operating results from the first quarter of fiscal 2008 beginning at 5:00 pm Eastern Time today. A live broadcast of the conference call may be heard by dialing 800-500-6404 (international participants dial 719-457-2735) and entering confirmation code 8549114, or via web cast at http://www.shareholder.com/intraware/MediaRegister.cfm?MediaID=26353. For those unable to participate in the live call, a replay will be available for three months starting at 8:00 pm Eastern Time on July 16, 2007, and can be accessed by dialing 888-203-1112 (international participants dial 719-457-0820) and entering confirmation code 8549114.

Like most companies, Intraware will be taking live questions from professional investors but the complete call is open to all interested parties on a listen-only basis. Furthermore, Intraware will answer questions that individual investors submit before and during the call. Individual investors should send their questions via email to ir@intraware.com.

About Intraware, Inc.

Intraware, Inc. provides digital services that enable enterprise technology publishers to tie together licensing and software processes into a clean, simple customer experience. The Intraware SubscribeNet service (patents pending) is a Web-based delivery and support platform that enables technology companies to deliver, track and manage the software, licenses and other digital content they distribute to their customers. 99.6 percent of Fortune 500 companies and 90 percent of Global Fortune 1000 companies have downloaded software or license keys on the SubscribeNet platform. More than one million end users from those companies and others have used the service. SubscribeNet powers business-to-business technology providers including IBM, Progress Software Inc., EMC Corporation, Sybase Inc., and McKesson. Intraware is headquartered in Orinda, California and can be reached at 888.446.8729 or http://www.intraware.com.

Forward Looking Statements

The foregoing information contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding the Company's financial results for future periods, trends in its financial results, and growth in its user-base . These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. In particular , factors that could cause actual results to differ include risks related to: lower than expected sales and higher than expected costs in the current and future quarters; the possibility that sales will fall short of expectations or that the Company's services will not meet customer expectations; the concentration of a substantial portion of Intraware's revenues in a small number of customers, which makes Intraware's revenues and contract value vulnerable to unexpected decreases due to cancellations resulting from mergers, in-house development of alternate systems, or other factors; increases in spending on product development or acquisition, which are not offset by revenue increases; any significant reduction in corporate technology spending due to macroeconomic factors, geopolitical events or other occurrences; any significant failure by customers to pay service fees owed to Intraware under their respective contracts; an inability by the company to reduce operating costs quickly enough to offset any unexpected weakness in sales; and the introduction or aggressive marketing of competitive services and products by other companies. These and other risks are more fully described in our periodic reports and registration statements filed with the Securities and Exchange Commission and can be obtained online at the Commission's website at http://www.sec.gov. Readers should consider the information contained in this release together with other publicly available information about our company for a more informed overview of our company. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Pierre Hirsch
Kalt Rosen Group/Ruder Finn/West
415-692-3060

INTRAWARE, INC.

STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

		For the three months ended		
		May 31, 2007		May 31, 2006
Revenues	$	2,744	$	2,614
Cost of revenues		1,053		1,064
Gross profit		1,691		1,550
Operating expenses:				
Sales and marketing		707		805
Product development		458		479
General and administrative		1,116		1,218
Loss on disposal of assets		22		-
Total operating expenses		2,303		2,502
Loss from operations		(612)		(952)
Interest expense		-		(11)
Interest and other income		145		289
Net loss	$	(467)	$	(674)
Basic and diluted net loss per share	$	(0.08)	$	(0.11)
Weighted average shares - basic and diluted		6,151		6,119

INTRAWARE, INC.

BALANCE SHEETS

(in thousands, except per share amounts)

(unaudited)

	May 31, 2007		February 28, 2007	
ASSETS				
Current assets:				
Cash and cash equivalents	$	11,485	$	12,260
Accounts receivable, net		1,328		1,110
Costs of deferred revenue		515		490
Other current assets		415		263
Total current assets		13,743		14,123
Costs of deferred revenue, less current portion		414		432
Property and equipment, net		550		587
Other assets		217		217
Total assets	$	14,924	$	15,359
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK & STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	629	$	797
Accrued expenses		600		1,003
Deferred revenue		2,680		2,576
Total current liabilities		3,909		4,376
Deferred revenue, less current portion		668		681
Total liabilities		4,577		5,057
Commitments and contingencies				
Redeemable convertible preferred stock; $0.0001 par value; 10,000 shares authorized:				
Series A; 28 shares issued and outstanding at May 31, 2007 and February 28, 2007, (aggregate liquidation preference of $500 at May 31, 2007 and February 28, 2007).		449		449
Series B; 1 shares issued and outstanding at May 31, 2007 and February 28, 2007, (aggregate liquidation preference of $6,000 at May 31, 2007 and February 28, 2007).		5,701		5,701
Total redeemable convertible preferred stock		6,150		6,150
Stockholders' equity:				
Common stock; $0.0001 par value; 50,000 shares authorized; 6,209 and 6,134 shares issued and outstanding at May 31, 2007 and February 28, 2007, respectively.		1		1
Additional paid-in-capital		165,805		165,293
Accumulated deficit		(161,609)		(161,142)
Total stockholders' equity		4,197		4,152
Total liabilities, redeemable convertible preferred stock and stockholders' equity	$	14,924	$	15,359

INTRAWARE, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	For the three months ended	
	May 31, 2007	May 31, 2006
Cash flows from operating activities:		
Net loss	$ (467)	$ (674)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	84	105
Recovery of doubtful accounts	-	(7)
Stock-based compensation	233	287
Loss on sale of fixed asset	22	-
Changes in assets and liabilities:		
Accounts receivable	(217)	20
Costs of deferred revenue	3	(43)
Other assets	(153)	(66)
Accounts payable	(162)	153
Accrued liabilities	(404)	(53)
Deferred revenue	92	19
Net cash used in operating activities	(969)	(259)
Cash flows from investing activities:		
Purchases of property and equipment	(74)	(58)
Net cash used in investing activities	(74)	(58)
Cash flows from financing activities:		
Proceeds from notes payable	-	68
Principal payments on notes payable	-	(115)
Proceeds from issuance of common stock	268	45
Net cash provided by (used in) financing activities	268	(2)
Net decrease in cash and cash equivalents	(775)	(319)
Cash and cash equivalents at beginning of the period	12,260	12,650
Cash and cash equivalents at end of the period	$ 11,485	$ 12,331
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ 11
Supplemental non-cash activity:		
Purchases of property and equipment included in accounts payable	$ 30	$ 50
Shareholder receivable for common stock purchase	$ -	$ 6